SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 250

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 250

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


               SUBJECT TO COMPLETION, DATED MARCH 19, 1998
                        AS AMENDED MARCH 25, 1998

                   First Trust (registered trademark)
                  Communications Growth Trust, Series 2
                     Fundamental Value Trust Series
                     Insurance Growth Trust Series
                     Internet Growth Trust, Series 4
              Media & Entertainment Growth Trust, Series 2
                       Medical Growth Trust Series

The Trusts. FT 250 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533

               The date of this Prospectus is _____, 1998

Page 1

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of __% of the Public Offering Price and the maximum remaining deferred sales charge, initially $____ per Unit. Commencing on _____, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1998, a deferred sales charge of $___ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be __% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning _____, 1999. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of __% of the Public Offering Price (equivalent to ____% of the net amount invested), which will be reduced by 1/2 of 1% on each _____, commencing _____, 1999 to a minimum sales charge of 3.0%. The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Page 2

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trusts to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are the Equity Securities?-Risk Factors."


Page 3
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                     of the Equity Securities-_____, 1998

              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.


                                                                             Communications    Fundamental     Insurance
                                                                             Growth Trust      Value           Growth Trust
                                                                             Series 2          Trust Series    Series 1
                                                                             ____________      _____________   __________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                      1/                1/              1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)$                 $               $
    Aggregate Offering Price Evaluation of Equity Securities per Unit        $                 $               $
    Maximum Sales Charge of __% of the Public Offering Price
      per Unit (___% of the net amount invested, exclusive
      of the deferred sales charge) (3)                                      $                 $               $
 Less Deferred Sales Charge per Unit                                         $(__)             $ (__)          $(__)
 Public Offering Price per Unit (3)                                          $10.000           $10.000         $10.000
Sponsor's Initial Repurchase Price per Unit                                  $                 $               $
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                $                 $               $
CUSIP Number
Trustee's Annual Fee per Unit outstanding                                     $   ___           $   ___         $   ___
Evaluator's Annual Fee per Unit outstanding (5)                              $   ___           $   ___         $   ___
Maximum Supervisory Fee per Unit outstanding (6)                             $   ___           $   ___         $   ___
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                   $                 $               $

First Settlement Date                         _____, 1998
Mandatory Termination Date                    _____, 2003
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing _____, 1998.
Income Distribution Date (8)                  Last day of each June and December commencing _____, 1998.

_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $_____ per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trust (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                     of the Equity Securities-_____, 1998

              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                                                Media &
                                                                                Internet        Entertainment   Medical
                                                                                Growth Trust    Growth Trust    Growth
                                                                                Series 4        Series 2        Trust Series
                                                                                ____________    _____________   ____________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                         1/              1/              1/
Public Offering Price:
  Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)     $               $               $
  Aggregate Offering Price Evaluation of Equity Securities per Unit             $               $               $
  Maximum Sales Charge of __% of the
    Public Offering Price per Unit (___% ofthe net amount invested,
      exclusive of the deferred sales charge) (3)                               $               $               $
  Less Deferred Sales Charge per Unit                                           $(____)         $ (____)        $ (____)
  Public Offering Price per Unit (3)                                            $10.000         $10.000         $10.000
Sponsor's Initial Repurchase Price per Unit                                     $               $               $
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)                    $               $               $
CUSIP Number
Trustee's Annual Fee per Unit outstanding                                       $   ___         $   ___         $   ___
Evaluator's Annual Fee per Unit outstanding (5)                                 $   ___         $   ___         $   ___
Maximum Supervisory Fee per Unit outstanding (6)                                $   ___         $   ___         $   ___
Estimated Annual Amortization of Organizational
      and  Offering Costs per Unit outstanding (7)                              $               $               $

First Settlement Date                       _____, 1998
Mandatory Termination Date                  _____, 2003
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing _____, 1998.
Income Distribution Date (8)                Last day of each June and December commencing _____, 1998.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $_____ per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trust (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


                  COMMUNICATIONS GROWTH TRUST, SERIES 2

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========


                                 Example
                                 _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Communications Growth Trust, Series 2 has an estimated operating expense ratio of ___% and a 5% annual return on the investment
throughout the periods                                                       $                $                $


                     FUNDAMENTAL VALUE TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
   organizational and offering expenses and evaluation fees                                 %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========


                                 Example
                                 _______

                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Fundamental Value Trust Series has an estimated operating expense ratio of % and a 5% annual return on the investment throughout the
periods                                                                      $                $                $



                      INSURANCE GROWTH TRUST SERIES

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========

                                 Example
                                 _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Insurance Growth Trust Series has an estimated operating expense ratio of % and a 5% annual return on the investment throughout the
periods                                                                      $                $                $


                              INTERNET GROWTH TRUST, SERIES 4
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========

                                 Example
                                 _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Internet Growth Trust, Series 4 has an estimated operating expense ratio of  % and a 5% annual return on the investment throughout the
periods                                                                      $                $                $


                        MEDIA & ENTERTAINMENT GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========

                                 Example
                                 _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Media & Entertainment Growth Trust, Series 2 has an estimated operating expense ratio of % and a 5% annual return on the investment
throughout the periods                                                       $                $                $

                       MEDICAL GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               %(a)                $
Deferred sales charge
  (as a percentage of public offering price)                                               %(b)
                                                                                           ________            ________
                                                                                           %                   $
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               %                  $
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  %
Other operating expenses                                                                    %
                                                                                           ________            ________
  Total                                                                                     %                  $
                                                                                           ========            ========

                                 Example
                                 _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Medical Growth Trust Series has an estimated operating expense
ratio of % and a 5% annual return on the investment throughout the periods   $                $                $
______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of __% and the maximum remaining deferred sales charge (initially $___ per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $___ per month per Unit, irrespective of purchase or redemption price deducted monthly commencing _____, 1998 through _____, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments not yet collected.

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

                  COMMUNICATIONS GROWTH TRUST, SERIES 2
                      INSURANCE GROWTH TRUST SERIES
                     INTERNET GROWTH TRUST, SERIES 4
              MEDIA & ENTERTAINMENT GROWTH TRUST, SERIES 2
                       MEDICAL GROWTH TRUST SERIES
                     FUNDAMENTAL VALUE TRUST SERIES
                                 FT 250

What is the FT Series?

FT 250 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Communications Growth Trust, Series 2

The objective of the Communications Growth Trust (the "Communications Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of communications companies which the Sponsor believes are positioned to take advantage of the convergence of many types of communications around the world. The Communications Trust's portfolio is diversified across domestic and international companies involved in computer networking, communications equipment, communications services and wireless communications. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Communications Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.

In the Sponsor's opinion, the communications industry is expected to benefit from the convergence of a variety of industries including entertainment, media and publishing. Companies well-positioned within the communications industry are poised for both increased revenue and earnings growth potential over the next several years. The Telecommunications Act of 1996 broke down many regulatory barriers in the United States, making it possible for companies once precluded from offering multiple communication services to now do so. Cable companies, for instance, can now offer telephone services while telephone companies can offer video services. Increased competition and opportunities will arise as telephone companies are able to offer both long-distance and local services. Governments worldwide are moving toward democracy and economies based on market-oriented policies. As part of this process, communications systems are shifting from government-owned monopolies to publicly-owned market-based companies. This worldwide deregulation is likely to accelerate global demand for communications services. Due to the fast pace of technological advances, domestic and global demand for communications services and equipment is increasing. Recent advances, such as wireless phones, fiber optics and the Internet, are allowing businesses, individuals and governments greater access to a variety of communications services at lower costs. This increased access, in turn, is fueling the demand for products from manufacturers of communications equipment and computer networks. In addition, future technological advances will only serve to further lower communications-related costs and to stimulate demand.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Communications Growth Trust. There is, however, no assurance that the objective of the Communications Growth Trust will be achieved.

Fundamental Value Trust Series

The objective of the Fundamental Value Trust Series (the "Fundamental Value Trust") is to provide for the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies which the Sponsor believes represent excellent value in the marketplace. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Fundamental Value Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.

The first step in the selection process is to identify the universe of all potential stocks. The selected stocks must meet the investment objective of the Trust and meet other criteria such as size, market time, and have sufficient trading volume to avoid liquidity problems.

Once the universe of stocks has been selected, the Sponsor concentrates on those companies that have earned a net cash flow rate of return that is above the average of their peers. Historically, companies that have increased their cash flows at a higher rate have rewarded shareholders with superior total returns.

In the final step, the Sponsor selects only those companies with attractive valuations. Calculating the past performance of a company's cash flow is only half of the equation. The other half is determining the value of the company based on that information. An estimate of value for a company is derived by discounting projected future cash flows of the company. In our opinion, the Sponsor has selected only the companies whose shares currently trade at an attractive market price to their discounted cash flow.

The Sponsor's selection process attempts to find stocks with the best prospects for capital appreciation by identifying stocks that meet the Fundamental Value Trust's investment objectives, trade at attractive valuations, and, in the Sponsor's opinion, are likely to exceed market expectations of future cash flows.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Fundamental Value Trust Series. There is no assurance that the objective of the Value Equity Trust will be achieved.

Insurance Growth Trust Series

The objective of the Insurance Growth Trust Series (the "Insurance Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies that are involved in several lines of insurance, including financial guarantee, life and health, multi-line, and property and casualty. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Insurance Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

In an industry whose products are used by almost every American family, the Sponsor believes the companies selected are ideally positioned to take advantage of the many trends shaping the insurance industry. Despite prospects for above-average earnings growth, the companies chosen for the Insurance Growth Trust currently trade, on average, at below-market price to earnings ratios. The attractive valuations relative to earnings prospects should provide the potential for capital appreciation in excess of market returns. In addition, insurance companies benefit from a declining interest rate environment, as a large portion of their assets are invested in fixed income securities which rise in value when interest rates decline. Given the modest and relatively stable rate of inflation in the recent past and the outlook for continued low levels of inflation, the Sponsor believes that interest rates will remain at their relatively low levels or perhaps decline, maintaining a positive interest rate environment for insurance companies.

Insurance companies are expanding their businesses by reaching customers in new ways. In addition to selling through traditional insurance agents, insurance is increasingly being marketed through financial planners, banks, direct mail, telemarketing and on-line via the Internet. By selling insurance products through new distribution channels, the Sponsor believes that too many insurance companies offering the same products create an environment of excess capacity. Increased consolidation activity is expected to occur at an accelerating rate, in order to eliminate that excess capacity. By restructuring through mergers or acquisitions, insurers can streamline operations, boost profits, and enhance shareholder value from any takeover premiums.

An investment in Units of the Insurance Growth Trust should be made with an understanding of the risks involved with owning insurance companies, including the fact that the insurance industry is subject to adverse effects of volatile interest rates, economic recession, increased competition, and the potential for increased regulation.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Insurance Growth Trust. There is, however, no assurance that the objective of the Insurance Growth Trust will be achieved.

Internet Growth Trust, Series 4

The objective of the Internet Growth Trust, Series 4 (the "Internet Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of U.S.-based companies the Sponsor believes are ideally positioned to take advantage of the rapid growth of the Internet. The portfolio of the Internet Growth Trust is diversified across many related sectors: information providers, communications equipment, communications services, computer networking, computers, semiconductors and software. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification provides a convenient, efficient way for the investor to own stocks in a number of companies without considerable time and capital commitments.

In the Sponsor's opinion, the growing numbers of users and web sites along with expanding capabilities make the Internet Growth Trust an attractive investment opportunity. More than 58 million adults are on-line in the U.S. alone, and the number is expected to triple by 2002. In fact, a new computer is added to the Internet every four seconds, and nearly 3,000 new websites are being added every day. Rising standards of living and more disposable income worldwide, combined with faster, more efficient and affordable technology will dramatically expand the potential number of users. In addition, improved security measures are helping to increase the number of consumer transactions over the web. Corporations have made huge strides in the way they conduct business-to-business transactions over the Internet, making it more commercially feasible for the mass market. Business-to-business electronic commerce is anticipated to reach $26 billion by 2000, up from an estimated $9.5 billion in 1997. Consolidation and mergers among companies involved with the Internet are increasing. Technological improvement like high-speed data and video transmission through cable connections are helping to fuel this growth. The Sponsor believes the companies selected for the portfolio stand to benefit from the combination of increased demand, faster and more efficient services, and more affordable equipment.

The companies selected for the Internet Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. To help reduce risk, the Internet Growth Trust avoids small companies, newly-issued stocks, and stocks with little or no earnings. In general, the Sponsor believes the companies selected have above-average growth prospects for both sales and earnings, and lower than average debt.

The Sponsor believes that the enormous growth potential of the Internet offers a compelling investment opportunity. However, since the Internet is in the early stages of its development and the direction of its evolution is unpredictable, tremendous risks exist. It is important to note that companies engaged in business related to the Internet are subject to fierce competition and their products and services may be subject to rapid obsolescence.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Internet Growth Trust. There is, however, no assurance that the objective of the Internet Growth Trust will be achieved.

Media & Entertainment Growth Trust, Series 2

The objective of the Media & Entertainment Growth Trust, Series 2 (the "Media & Entertainment Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of leading media and entertainment companies the Sponsor believes are ideally positioned to take advantage of the rapidly expanding global demand for media and entertainment programming and delivery systems. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Media & Entertainment Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

More people around the world continue to experience an increase in disposable income. As a result, the demand for American movies, TV programs and other entertainment products should increase. Population growth, world trade liberalization, and an improved political climate in many countries are also favorable factors for the global growth of media and entertainment companies. Access to information and entertainment is becoming easier and more affordable. As the providers of these services try to entice new users, they will require the products provided by the leading media and entertainment companies.

The landmark Telecommunications Act of 1996 should continue to benefit media and entertainment companies. Relaxed restrictions on radio and television station ownership will further encourage consolidation as broadcast companies look to lower economies of scale. In addition, demand for quality content will only intensify as broadcasters and cable television companies compete for access to the best content to fill their programming schedules.

An investment in companies in the media and entertainment industry should be made with an understanding of the many factors which may have an adverse impact on a particular company, or on the industry in general. Certain of these include the cyclicality of revenues and earnings of companies in the industry, the availability of discretionary income of individuals, changing consumer tastes and interests, fierce competition in the industry and changing governmental regulations.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Media & Entertainment Growth Trust. There is no assurance that the objective of the Media & Entertainment Growth Trust will be achieved.

Medical Growth Trust Series

The objective of the Medical Growth Trust Series (the "Medical Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of medical companies that have active participation in the expanding markets of proprietary medicines, biotechnology, generics, drug delivery and medical devices. The Sponsor believes the companies selected are positioned to take advantage of this growing industry. The companies vary in size from blue chip to emerging growth and have special niche qualities in marketing, manufacturing and research. This diversification helps to offset risk, although it does not eliminate it entirely. The companies selected for the Medical Growth Trust are researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. The Sponsor believes powerful changing economic, social and technological forces are now taking place that could lead to a strong future for the medical industry.

This positive outlook is supported by the increasing demand for medical-related services and products required by an aging American population. In the U.S., the population over 65 numbers over 30 million today, and the impact of the aging 76 million "baby boomers" will likely have a dramatic effect on the health care system. The pace of scientific discoveries is accelerating as the research and development pipeline for new medicines and technologies creates new markets and provides the potential for sales growth. Breakthrough discoveries may have large commercial potential, and the potential for expanded drug and medical benefits coverage could lead to large increases in industry volume.

Industry-wide reforms continue to unfold, creating merger opportunities for companies in the medical sector. Mergers, acquisitions and partnerships continue to be a viable way for larger companies to fill specific product lines, acquire new technology and benefit from economies of scale.

It is important to note that companies engage in the medical industry are subject to government regulation of their products and services, increasing competition, termination of patent protection, and the risk that technological advances will render their products or services obsolete.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Medical Growth Trust Series. There is no assurance that the objective of the Medical Growth Trust Series will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units in a Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trust (approximately five years). The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder or are automatically reinvested.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisers with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the trade date) as excluded for purposes of determining if the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities may designate their capital gain dividends as either a 20% rate gain distribution or a 28% rate gain, depending on the nature of the gain received by the pass-through entity. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Equity
Securities represented by the Unit.

The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (generally other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the

United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the particular Trust on the Equity Securities, the gross proceeds received by such Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph
(a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Communications Growth Trust, Series 2?," "What are the Equity Securities Selected for Insurance Growth Trust Series?,"

"What are the Equity Securities Selected for Internet Growth Trust, Series 4?," "What are the Equity Securities Selected for Media & Entertainment Growth Trust, Series 2?" "What are the Equity Securities Selected for Medical Growth Trust Series?" and "What are the Equity Securities Selected for Fundamental Value Trust Series?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Communications Growth Trust, Series 2. An investment in Units of the Communications Growth Trust should be made with an understanding of the problems and risks inherent in the communications sector in general.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Fundamental Value Trust Series. An investment in Units of the Fundamental Value Trust should be made with an understanding of the risks associated with an investment in common stocks, including the risk that the financial condition of the issuers of the common stocks or the general condition of the stock market may worsen, and, therefore, the value of the Units may be worth more or less than their original price at redemption.

Insurance Growth Trust, Series 1. An investment in Units of the
Insurance Growth Trust should be made with an understanding of the problems and risks inherent in the insurance sector in general.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.

Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Underwriter is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Internet Growth Trust, Series 4. An investment in Units of the Internet Growth Trust should be made with an understanding of the problems and risks inherent in the technology sector in general.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of technology stocks, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.

Media & Entertainment Growth Trust, Series 2. An investment in Units of the Media & Entertainment Growth Trust should be made with an understanding of the problems and risks inherent in the advertising, broadcasting, cable television, entertainment and publishing sectors in general. An investment in companies in the media and entertainment industry should be made with an understanding of the many factors which may have an adverse impact on a particular company, or on the industry in general. Certain of these include the cyclicality of revenues and earnings of companies in the industry, the availability of discretionary income of individuals, changing consumer tastes and interests, fierce competition in the industry and increasing governmental regulations. Certain of these companies may derive a significant portion of their revenues from the discretionary income of individuals, which may be adversely affected by economic downturns which reduce the amount of personal income available for non-essential items. Many of the products offered by the companies in the entertainment industry are subject to the risks of rapid obsolescence and changing consumer tastes and interests. In addition, certain types of companies are subject to various government regulations. For example, cable and telecommunications companies are subject to state and federal regulations, affecting the price of their services and the kinds of service which they may offer. Certain media communications companies are subject to Federal Communications Commission regulations. As a result of the foregoing, the Equity Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Trust.

Medical Growth Trust Series. An investment in Units of the Medical Growth Trust Series should be made with an understanding of the problems and risks inherent in the medical sector in general.

Medical companies have risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objective will be met.

Legislative initiatives concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

Certain of the Equity Securities in the Trust are issued by small-cap companies (market capitalization between $100 million and $1 billion). While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of the companies in which the

Trust may invest may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices. The securities of small companies are often traded over-the-counter and may not be traded in the volumes typical on a national securities exchange.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in a Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the Equity Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Communications Growth Trust,
Series 2?

Computer Networking
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable Co.'s customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities. Internet access systems consist of point-of-presence (POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.

Bay Networks, Inc., headquartered in Santa Clara, California, develops, makes, markets and supports a line of data networking products and services which enable end users to build or enhance their data network systems.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

Communications Equipment
_______________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets transmission and enterprise networking systems and connectivity products for use in fiber optic, twisted pair, coaxial and wireless broadband networks. Products employ fiber optic, hybrid fiber coax, wireless and traditional copper-based technologies.

ADTRAN, Inc., headquartered in Huntsville, Alabama, designs, develops, makes, markets and services a broad range of high speed digital transmission products utilized by telephone companies and corporate end-users to implement advanced digital data services over existing telephone networks.

Aspect Telecommunications Corporation, headquartered in San Jose,
California, develops, makes, markets and supports call transaction processing systems which can improve customer service and reduce operating costs for companies that handle a high volume of telephone calls to conduct sales, support, inquiry and other business transactions with their customers.

Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company also is a leading global marketer of business communications systems and computers.

Northern Telecom Ltd., headquartered in Brampton, Ontario Canada makes fully digital telecommunications switching equipment and communications equipment and systems for business and residential use.

Pairgain Technologies, Inc., headquartered in Tustin, California, designs, manufactures, markets and supports products that allow telecommunications carriers and private networks to more efficiently provide high speed digital service to end users over the large existing infrastructure of unconditioned copper wires. This service, typically delivered over T1 lines in North America and E1 lines in international markets, enables high speed data transmission for applications such as internet access, telecommuting, wide area networking and video teleconferencing.

Tellabs, Inc., headquartered in Lisle, Illinois, designs, makes and services voice and data transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular and other wireless service providers, cable operators, government agencies, utilities, and business end-users.

Communications Service
_____________________

ALLTEL Corporation, headquartered in Little Rock, Arkansas, with subsidiaries, provides wireline local and network access service, wireless communications, wide-area paging and fiber optic-based long-distance telephone service, and information processing management services and advanced applications software. The company also publishes telephone directories for affiliates and other independent telephone companies.

Ameritech Corporation, headquartered in Chicago, Illinois, provides advanced telecommunications services in Illinois, Indiana, Michigan, Ohio, and Wisconsin, including local exchange and toll service, network access and communications products; cellular and other wireless services; cable TV; directory and electronic advertising services; and on-line services.

BellSouth Corporation, headquartered in Atlanta, Georgia, provides wireline telecommunications to approximately two-thirds of the population and one-half of the territory within Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless and international communications services and advertising and publishing products.

Cable & Wireless plc, headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in over 50 countries in Australia, Hong Kong, Japan, the United Kingdom and the United States.

Century Telephone Enterprises, Inc., headquartered in Monroe, Louisiana, through subsidiaries, provides traditional local exchange telephone service mainly in rural, suburban and small urban areas in 14 states, with the largest customer bases located in Wisconsin, Louisiana, Michigan, Ohio, Arkansas and Texas; and cellular telephone communications service. The company also provides long distance, operator, competitive access and interactive services in certain local and regional markets, as well as certain printing and related services.

Compania de Telefonos de Chile SA, headquartered in Santiago, Chile, provides local telephone service and to a lesser extent, domestic long distance telephone services in Chile. The company also operates a cellular telephone network; and provides paging and trunking, public telephone and cable television services, and equipment sales.

Loral Space & Communications Ltd., headquartered in New York, New York, through affiliates, designs, makes and systems integrates telecommunications, weather and direct broadcast satellites and is building and preparing to operate a worldwide satellite-based digital telecommunications system.

SBC Communications, Inc., headquartered in San Antonio, Texas, through subsidiaries, provides local and long distance telephone service; wireless communications, paging, Internet access, cable TV, directory advertising and publishing services. Markets served include Boston, Chicago, St. Louis, and Washington, D.C., as well as the states of California and Texas. Since the Apr. 1, 1997 merger with Pacific Telesis, Co. is now the second largest telecommunications company in the United States, with over 31,400,000 access lines. The company serves seven of the country's 10 largest metropolitan areas and 16 of the top 50 and selected markets outside the United States, including Chile, France, Israel, Mexico, South Africa, South Korea and Taiwan.

Telefonica de Espana SA, headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company is also the largest Spanish mobile communications operator in Spain; a leading telecommunications operator in Latin America; and the world's second largest owner of submarine cables.

Tel-Save Holdings, Inc., headquartered in New Hope, Pennsylvania, provides long distance telecommunication services, including outbound service, inbound toll-free 800 service and dedicated private line services for data, primarily to small and medium-sized businesses located throughout the United States. The company provides these services mainly through contract tariffs with AT&T and generally markets these services nationally through an established distribution network of independent long distance and marketing companies known as "partitions," each of which has entered into a non-exclusive agreement with the company. The company's partitions market long distance services to end users emphasizing the quality of the services provided on the AT&T long distance network, the accuracy of AT&T billing and pricing advantages.

WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections and interconnection to Internet service providers.

Wireless Communications
_______________________

L.M. Ericsson AB, headquartered in Stockholm Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private wired and mobile telecommunications network, telecommunications power equipment, and telecommunications and power cable.

Nokia Oyj AB, headquartered in Helsinki, Finland, makes mobile phones, computer monitors, multimedia network terminals and battery chargers for mobile phones; and satellite receivers and video conferencing equipment.

Vodafone Group plc, headquartered in Newbury, Berkshire England, provides mobile telecommunication services in 13 countries.

What are the Equity Securities Selected for Fundamental Value Trust
Series?

, headquartered in
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, headquartered in

What are the Equity Securities Selected for Insurance Growth Trust
Series 1?

Financial Guarantee
___________________

Capital Re Corporation, headquartered in New York, New York, through subsidiaries, reinsures financial guaranties of investment grade debt obligations, concentrating on municipal bond insurance. The comapny also reinsures financial guaranties of investment grade non-municipals; and mortgage guaranty, trade credit and other specialty insurance lines.

CMAC Investment Corporation, headquartered in Philadelphia,
Pennsylvania, provides private mortgage insurance coverage in the United States to residential mortgage lenders, including mortgage bankers, mortgage brokers, commercial banks and savings institutions.

Enhance Financial Services Group, Inc., headquartered in New York, New York, through subsidiaries, provides reinsurance of financial guaranties of municipal and asset-backed debt obligations issued by monoline financial guaranty insurers; and insures and reinsures various specialty lines of business. Monoline financial guaranty insurers guaranty to the holders of debt obligations the full and timely payment of principal and interest.

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MBIA, Inc., headquartered in Armonk, New York, through wholly-owned MBIA
Insurance Corporation, writes municipal bond insurance which provides an unconditional and irrevocable guarantee of the payment of principal and interest when due on insured municipal bonds. MBIA Insurance Corporation also writes insurance for new issues of municipal bonds and for bonds traded in the secondary market. At Dec. 31, 1996, net par amount outstanding on MBIA Insurance Corporation's insured obligations (including insured obligations of another subsidiary) was $233.2 billion.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders. The company also provides various underwriting and contract services related to home mortgage lending.

Life/Health
___________

AFLAC, Inc., headquartered in Columbus, Georgia, through subsidiaries, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer; and sells individual and group life, accident and health insurance.

Nationwide Financial Services, Inc. (Class A), headquartered in
Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States.
Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.

Reliastar Financial Corporation, headquartered in Minneapolis, Minnesota, through subsidiaries, issues and distributes individual life insurance and annuities, group life and health insurance, life and health reinsurance; and sells and manages mutual funds. The company operates in four business segments: Individual Insurance, Employee Benefits, Life and Health Reinsurance and Pension.

SunAmerica, Inc., headquartered in Los Angeles, California, through subsidiaries, sells tax-deferred, long-term savings products for the pre-retirement market, including single premium insurance products, and fixed and variable annuities. SunAmerica also provides broker-dealer operations; retirement trust services; asset management; and premium financing.

Multi-Line
__________

AEGON N.V. (ADR), headquartered in The Hague, Netherlands, through subsidiaries, offers a full line of life, accident, health and general insurance in the Netherlands, the United States and Europe; and engages in non-insurance activities, mainly in the area of financial services.

AXAHelvetica:xd0UAP (ADR), headquartered in Paris, France, through subsidiaries, markets life insurance, property and casualty insurance and reinsurance. The comapny also conducts asset management, investment banking, securities trading, brokerage, real estate and other financial services activities.

Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies; and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, holding company provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad; and owns and operates ski slopes and related facilities in Vermont.

CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, holding company, one of the largest investor-owned insurance organizations in the country and one of the principal companies in the United States financial services industry, provides life and health insurance, retirement and employee benefits, property and casualty insurance, asset management, managed care products and services and individual financial services.

The Hartford Financial Services Group, headquartered in Hartford,
Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, through subsidiaries, markets and underwrites personal lines of property/casualty and life insurance and retirement annuities.

Old Republic International Corporation, headquartered in Chicago,
Illinois, through subsidiaries, writes property, liability, life, disability, title and mortgage guaranty insurance in 50 states and Guam,

Puerto Rico, Virgin Islands, Washington, D.C.  and all Canadian provinces.

Travelers Group, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking and securities brokerage services; insurance services, including life, accident and health, credit, property and casualty insurance and consumer finance services.

Zurich American Insurance Group (ADR), headquartered in Schaumburg, Illinois, is an international insurance company that offers life and non-life insurance products. The company provides life, automobile, property, accident, sickness and general liability insurance to individuals and groups. The company operates through branches and affiliate offices in Switzerland, the European community, North America and elsewhere.

Property/Casualty
_________________

Allied Group, Inc., headquartered in Des Moines, Iowa, through subsidiaries, operates a regional property-casualty insurance business specializing in personal lines and small commercial lines. The company uses independent agencies, exclusive agencies, and direct marketing to sell products in central and western states.

The Chubb Corporation, headquartered in Warren, New Jersey, through subsidiaries, writes property and casualty insurance, including personal and commercial insurance coverage. The comapny also develops real estate mainly in New Jersey and Florida.

Everest Reinsurance Holdings, Inc., headquartered in Newark, New Jersey, through subsidiaries, provides reinsurance to property/casualty insurers in selected markets in the United States and in international markets and also provides property and casualty insurance to policyholders in the United States.

Fremont General Corporation, headquartered in Santa Monica, California, through subsidiaries, writes, sells and services workers' compensation and medical malpractice insurance, mainly in California and Ilinois.; operates commercial finance and thrift and loan businesses; and provides financial services.

Orion Capital Corporation, headquartered in New York, New York, through subsidiaries, underwrites workers compensation insurance; writes professional liability insurance for architects, engineers, accountants and lawyers; non-standard commercial and personal automobile insurance; and other lines of insurance.

Progressive Corporation, headquartered in Mayfield Heights, Ohio, through subsidiaries, provides personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and in Canada. The company also processes business for involuntary plans and provides claim services to fleet owners and other insurance companies.

What are the Equity Securities Selected for Internet Growth Trust,
Series 4?

Access/Information Providers
____________________________

American Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada and Europe, offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCard, payment instrument processing services to institutions and consumers, telephone and information processing services, shareholder services, information systems and data processing.

MindSpring Enterprises, Inc., headquartered in Atlanta, Georgia, provides Internet access serving individual subscribers, including individuals with little or no prior on-line experience.

Tel-Save Holdings, Inc., headquartered in New Hope,
Pennsylvania, provides long distance telecommunication services, including outbound service, inbound toll-free 800 service and dedicated private line services for data, primarily to small and medium-sized businesses located throughout the United States. The company provides these services mainly through contract tariffs with AT&T and generally markets these services nationally through an established distribution network of independent long distance and marketing companies known as "partitions," each of which has entered into a non-exclusive agreement with the company. The company and its partitions market long distance services to end users emphasizing the quality of the services provided on the AT&T long distance network, the accuracy of AT&T billing and pricing advantages.

WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections and interconnection to Internet service providers.

Computer Networking
___________________

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable the company's customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities. Internet access systems consist of point-of-presence
(POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.

Bay Networks, Inc., headquartered in Santa Clara, California, develops, makes, markets and supports a line of data networking products and services which enable end users to build or enhance their data network systems.

3COM Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services, digital network adapters, internet-working products and integrated digital remote access systems.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internet-working systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

Computers
_________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers. Products are sold directly to full-service computer specialty dealers for resale to end-users.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of personal computers, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Gateway 2000, Inc., headquartered in North Sioux City, South Dakota, develops, makes, sells and supports a broad line of desktop and portable personal computers for use by businesses, individuals, government agencies and educational institutions.

Hewlett-Packard Company, headquartered in Palo Alto,
California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Silicon Graphics, Inc., headquartered in Mountain View, California, designs, makes, sells and services high-performance computing systems and software which deliver 3-dimensional graphics, digital media and symmetric multiprocessing technologies for a wide range of technical, scientific, corporate and entertainment applications. The company's product portfolio ranges from cost-effective high performance desktop workstations to database and computer servers to supercomputers.

Sun Microsystems, Inc., headquartered in Mountain View, California, supplies network computing products, including workstations, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Smart Modular Technologies, Inc., headquartered in Fremont, California, designs, makes and markets memory modules, personal computer card products and embedded processor modules primarily to leading original equipment manufacturers in the computer, networking and telecommunications industries.

Software
________

BMC Software, Inc.Compaq Computer Corporation, headquartered in Houston, Texas, develops, markets and supports standard systems software products to enhance IBM's mainframe database management, network management and data communications software systems.

Computer Associates International, Inc., headquartered in Islandia, New York, designs, develops, markets and supports standardized computer software products for mainframe, midrange and desktop computers from various hardware manufacturers including IBM, Data General, Digital Equipment Corp., Hewlett-Packard, Sun Microsystems, Tandem and Compaq.

Check Point Software Technologies, Ltd., headquartered in Redwood City, California, develops, markets and supports network security software products that enable connectivity with security and manageability. The company's "Firewall-1" product provides scaleable application support, an open and extensible architecture and integration of authentication, encryption and remote access.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group, the Applications and Content Product Group, the Sales and Support Group and the Operations Group.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products including anti-virus protection as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, network products, application development, business intelligence productivity tools and client server business applications.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops PeopleSoft Human Resource Management System, PeopleSoft Financials, PeopleSoft Distribution and PeopleSoft Financials for Public Sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

Wind River Systems, Inc., headquartered in Alameda, California, develops, sells and supports advanced software development systems that allow customers to create complex, real-time software applications for embedded computers; and enables customers to enhance product performance, reduce research and development costs and shorten product development cycles.

What are the Equity Securities Selected for Media & Entertainment Growth Trust, Series 2?

Advertising
___________

The Interpublic Group of Companies, Inc., headquartered in New York, New York, provides advertising agency and related services mainly through worldwide advertising agency systems and also through association arrangements with local agencies in various parts of the world. Other activities include market research, sales promotion, product development, direct marketing, telemarketing and other related services.

Omnicom Group, Inc., headquartered in New York, New York, through subsidiaries and affiliates, conducts advertising agency businesses using newspapers, magazines, radio and television as the media for advertising for its clients in North America, United Kingdom, Continental Europe, the Middle East, Africa, Latin America, the Far East, and Australia. The company offers its clients additional services such as marketing consultation, consumer market research, design and production of merchandising and sales promotion programs and materials, direct mail advertising, corporate identification and public relations. The company offers services to clients worldwide on a local, national, pan-regional or global basis. According to the unaudited, industry-wide figures published in 1996 by the trade journal Advertising Age. The company was ranked as the second largest advertising agency group worldwide.

Broadcasting
____________

The Ackerley Group, Inc., headquartered in Seattle, Washington, through subsidiaries, owns outdoor advertising sign faces; operates advertising displays in domestic airports; owns and operates television and radio stations; owns and operates professional sports teams such as the Seattle SuperSonics and the Seattle SeaDogs.

CBS Corporation, headquartered in Pittsburgh, Pennsylvania, operates broadcasting, industrial and technology businesses. The company owns CBS, Inc. and runs several radio and television stations and also serves the mobile transport refrigeration, power generation, energy systems, government operations and security and communications systems.

Chancellor Media Corporation, headquartered in Irving, Texas, owns and operates radio stations in several markets. The company has a combined weekly listener base of several million people.

Clear Channel Communications, Inc., headquartered in San Antonio, Texas, owns or programs radio and television stations in domestic markets; operates one of the largest outdoor advertising concerns in the United States; and owns a 50% equity interest in the Australian Radio Network Pty. Ltd.

Emmis Broadcasting Corporation (Class A), headquartered in Indianapolis, Indiana, owns and operates AM and FM radio stations serving Chicago, Indianapolis, Los Angeles, New York and St. Louis. The company also publishes magazines and various statistical publications for the radio industry.

Jacor Communications, Inc., headquartered in Covington, Kentucky, owns and/or operates radio stations in broadcast areas across the United States.

Hearst-Argyle Television, Inc., headquartered in San Antonio, Texas, owns and operates network-affiliated television stations in Massachusetts, Pennsylvania, Maryland, Ohio, Wisconsin, Missouri, Oklahoma, Rhode Island, Hawaii, Mississippi and Arkansas. The company also owns and operates Hearst-Argyle Television Productions which produces programming for cable networks and broadcast stations. The company provides management services to television stations in Florida and Missouri and radio stations in Maryland.

PanAmSat Corporation, headquartered in Greenwich, Connecticut, operates the world's first privately-owned international satellite communications system. The company provides satellite services primarily to the broadcasting and business communications markets and also provides services to the long-distance telephone market.

Westwood One, Inc., headquartered in Culver City, California, produces and distributes nationally sponsored radio programs, including news, sports and entertainment programs and special events programs. The company also offers radio network offering news and entertainment programming and 24-hour satellite-delivered continuous play music formats.

Cable Television
________________

Comcast Corporation (Class A), headquartered in Philadelphia, Pennsylvania, owns and operates cable television systems in the United States and the United Kingdom; develops, manages and operates cellular telephone systems in portions of New Jersey, Pennsylvania, Delaware and Illinois. The company also provides electronic retailing services through QVC, Inc., a nationwide general merchandise retailer.

Liberty Media Corporation, headquartered in Englewood, Colorado, acquires, owns and operates cable television systems and provides satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, mainly cable television systems. The company also has investments in cable and telecommunications operations and television programming in certain international markets, as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

Tele-Communications Helvetica:xd0 TCI Group (Class A), headquartered in Englewood, Colorado, constructs, acquires, owns and operates cable television systems and provides satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, mainly cable television systems. The company also has investments in cable and telecommunications operations and television programming in certain international markets, as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

USA Networks, Inc., headquartered in St. Petersburg, Florida, through subsidiaries, sells consumer goods and services and engages in television broadcasting.

US West Media Group, headquartered in Englewood, Colorado, provides cable and telecommunications network businesses outside of the Midwestern and Western United States and internationally; domestic and international wireless communications network businesses; and domestic and international directory and information services.

Entertainment
_____________

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Imax Corporation, headquartered in Mississauga, Ontario Canada, designs, makes and markets proprietary projection and sound systems for theaters using the IMAX system; produces and distributes films shown in the IMAX theater network; operates theaters and designs and supplies motion simulation theaters and produces films for movie rides.

King World Productions, Inc., headquartered in Los Angeles, California, distributes feature length films and television programs to television stations in television markets in the United States, Canada and other foreign countries. Programs include "Wheel of Fortune," "Jeopardy!," "The Oprah Winfrey Show," "Inside Edition" and "American Journal."

New Corporation Limited (ADR), headquartered in Sydney, Australia, prints and publishes newspapers, magazines and free standing inserts; provides television broadcasting; produces and distributes films;
operates motion picture studios; and publishes books.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes, markets and sells a broad range of electronic equipment and devices, including video and audio equipment and televisions; and produces, makes, markets and distributes music, motion pictures and television programs throughout the world.

Time Warner, Inc., headquartered in New York, New York, publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programming; owns and administers music copyrights; owns and operates retail stores and theme parks; and operates cable TV systems.

Viacom, Inc. (Class B), headquartered in New York, New York, operates satellite entertainment networks, television stations, and theme parks; produces and distributes theatrical motion pictures and television programming; operates videocassette rental and sales stores; and publishes books and software products.

Media
_____

Gannett Company, Inc., headquartered in Arlington, Virginia, with subsidiaries, publishes daily newspapers; owns and operates television and radio stations; operates cable television systems in several states; and provides marketing, commercial printing, a newswire service, data services, news programming and alarm security services.

Knight Ridder, headquartered in Miami, Florida, publishes daily newspapers and non-daily newspapers; and provides news and information services, electronic retrieval services, news, graphics and photo services.

What are the Equity Securities Selected for Medical Growth Trust Series?

Medical Devices
_______________

Ballard Medical Products, headquartered in Draper, Utah, makes disposable medical products, including endoscopic devices and accessories and an endotracheal suctioning device. Other products include a line of portable and stationary foam soap products, surgical masks, feeding tubes, catheters, and gastrointestinal products.

Biomet, Inc., headquartered in Warsaw, Indiana, and subsidiaries, makes and sells reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products.

Boston Scientific Corporation, headquartered in Natick, Massachusetts, makes medical devices which are used by physicians to perform less invasive medical procedures. Products are used in a broad range of interventional medical specialties, including cardiology, gastroenterology, pulmonary medicine, radiology, urology and vascular surgery.

DePuy, Inc., headquartered in Warsaw, Indiana, develops, makes and sells orthopedic joint implants (mainly hips, knees and shoulders), spinal implants, related surgical instruments, trauma products and sports medicine soft goods.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable and interventional therapies, including implantable pacemaker systems, tachyarrhythmia management devices and ablation systems; heart valves; balloon and guiding catheters; stents; implantable neurostimulation and drug delivery systems; and perfusion systems. Perfusion systems include blood oxygenators, centrifugal blood pumps, cannulae products, autotransfusion, blood monitoring systems and minimally invasive cardiac surgery products.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopaedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market. The company also provides physical therapy services in the U.S. Matsumoto Medical Instruments, Inc., subsidiary, is one of the largest distributors of medical devices in Japan.

Medical Products
_________________

Arterial Vascular Engineering, Inc., headquartered in Santa Rosa,
California, designs, develops, makes and markets a variety of stent systems and balloon angioplasty catheters for the treatment of coronary artery disease.

Becton, Dickinson & Company, headquartered in Franklin Lakes, New Jersey, makes and sells a broad line of medical supplies and devices, and diagnostic systems used by healthcare professionals, medical research institutions and the general public. The company's operations consist of two worldwide businesses: medical supplies and devices, and diagnostic systems.

DENTSPLY International, Inc., headquartered in York, Pennsylvania, designs, develops, makes and markets dental consumable and laboratory products and dental equipment.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment and contact lenses.

Life Technologies, Inc., headquartered in Rockville, Maryland, develops, makes and supplies products used in life sciences research and commercial manufacture of genetically engineered products. The company's products include sera, cell growth media, biochemicals, enzymes and other biological products necessary for recombinant DNA procedures.

Respironics, Inc., headquartered in Pittsburgh, Pennsylvania, designs, develops, makes and sells respiratory medical products for use in the home, in hospitals and in emergency medical situations. Products include obstructive sleep apnea products, ventilation products, face mask products and resuscitation products. The company's primary obstructive sleep apnea products are the Great Performers family, REMstar Choice, the BiPAP S Airway Management System and related accessories.

STERIS Corporation, headquartered in Mentor, Ohio, develops, makes and markets infection prevention, contamination control and surgical support systems, products and technologies for healthcare, scientific, research and industrial customers worldwide.

Sybron International Corporation, headquartered in Milwaukee, Wisconsin develops, makes and markets value-added products for the laboratory and professional orthodontic and dental markets in the United States and abroad. Products include reusable and disposable plastic labware; microscope slides; restorative and impression materials; and preventive products.

Pharmaceuticals/Biotech
______________________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services. The company's operations are comprised of two principal segments: pharmaceutical and nutritional products, and hospital and laboratory products.

Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

BioChem Pharma, Inc., headquartered in Laval, Quebec, Canada, researches and develops therapeutic products and researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.

Bristol-Myers Squibb Company, headquartered in New York, New
York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids and medical devices.

Dura Pharmaceticals, Inc., headquartered in San Diego, California, markets and develops prescription pharmaceuticals, drug delivery and monitoring systems for the treatment of asthma, hay fever, chronic obstructive pulmonary disease, the common cold and other respiratory illnesses. The company also operates a mail service pharmacy.

Genzyme Corporation, headquartered in Cambridge, Massachusetts, through divisions, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services; and develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

ICN Pharmaceuticals, Inc., headquartered in Costa Mesa, California, develops, makes and sells pharmaceutical and nutritional products, research chemicals and diagnostic products.

IDEC Pharmarceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Jones Medical Industries, Inc., headquartered in St. Louis, Mmissouri, makes and sells pharmaceuticals, including products that serve the thyroid treatment and the critical care segments of the healthcare industry; and nutritional supplements, including vitamins, minerals and anti-oxidants.

Medicis Pharmaceutical Corporation, headquartered in Phoenix, Arizona, develops and markets products and technologies in the area of dermatology, including 4 ESOTERICA over-the-counter fade creams, a moisturizer, DYNACIN, TRIAZ, THERAMYCIN Z, BENZASHAVE, THERAPLEX emollient products and shampoos and ONYPLEX.

PAREXEL International Corporation, headquartered in Waltham,
Massachusetts, provides clinical research and development services to the worldwide pharmaceutical, biotechnology and medical device industries.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Units Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by each Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trusts to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trusts.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in a Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to any of the industry sectors represented in a Trust, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of __% of the Public Offering Price and the maximum remaining deferred sales charge, initially $___ per Unit. Commencing on _____, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1998, a deferred sales charge of $___ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be __% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning _____, 1999.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital
Accounts of a Trust divided by the number of Units of a Trust outstanding, reduced by the deferred sales charge not yet paid. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of __% of the Public Offering Price (equivalent to ____% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent _____, commencing _____, 1999 to a minimum sales charge of 3.0%.

The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%
___________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had substantially the same sales load and approximately a five-year term ("Eligible Sector Trusts") may utilize their redemption or termination proceeds from the Eligible Sector Trusts to acquire Units of the Trusts during the initial offering period subject only to the remaining deferred sales charge to be collected on such Units. Unit holders who redeem Units of the Eligible Sector Trusts should note that they will be assessed the amount of any remaining deferred sales charges on such units at the time of redemption. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisers, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after _____, 1999). Dealers and other selling agents will be allowed a concession or agency commission on the sale of Units purchased with redemption or termination proceeds from Eligible Sector Trusts equal to (i) $.22 per Unit on Units sold subject to a deferred sales charge of $.35 per Unit or (ii) 63% of the then current maximum remaining deferred sales charge on Units sold subject to a deferred sales charge of less than $.35 per Unit. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank who has aggregate purchases of Trust Units from the Sponsor on the Initial Date of Deposit of at least $100,000 or $250,000 of any one of such Trusts on any day thereafter or who was entitled to receive such additional volume concession or agency commission in connection with the sale of Units of the Trusts contained in FT___. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:

                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$1,000,000 but less than $2,000,000                       .10%
$2,000,000 but less than $3,000,000                       .15%
$3,000,000 but less than $10,000,000                      .20%
$10,000,000 or more                                       .30%

Effective on each _____, commencing _____, 1999, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics
that  may differ from those of the  Trusts.  U.S. Government   bonds,
for  example,  are backed by  the   full   faith and credit of the U.S.
Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. Each Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in a Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to __% of the Public Offering Price of the Units (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of __% subject to reduction beginning _____, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the

Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any

Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio

Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity

Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 250

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 250, comprised of Communications Growth Trust, Series 2, Insurance Growth Trust Series, Internet Growth Trust, Series 4, Media & Entertainment Growth Trust, Series 2, Medical Growth Trust Series and Fundamental Value Trust Series, Series __ as of the opening of business on _____, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on _____, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 250, comprised of Communications Growth Trust, Series 2, Insurance Growth Trust Series, Internet Growth Trust, Series 4, Media & Entertainment Growth Trust, Series 2, Medical Growth Trust Series and Fundamental Value Trust Series, Series __, at the opening of business on _____, 1998 in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

Chicago, Illinois
_____, 1998

Page 49
                                                 Statements of Net Assets
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                  Communications        Fundamental         Insurance
                                                                  Growth Trust          Value               Growth Trust
                                                                  Series 2              Trust Series        Series 1
                                                                  _____________         _______________     _____________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                  $                     $                   $
Organizational and offering costs (3)
                                                                  ________              ________            ________

Less accrued organizational and offering costs (3)                     ( )                  ( )                  ( )
Less liability for deferred sales charge (4)                           ( )                  ( )                  ( )
                                                                  ________              ________            ________
Net assets                                                        $                     $                   $
                                                                  ========              ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                             $                     $                   $
Less sales charge (5)                                                 ( )                   ( )                  ( )
                                                                  ________              ________            ________
Net assets                                                        $                     $                   $
                                                                  ========              ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $________ issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 250, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trust (approximately five years). The estimated organizational and offering costs are based on ________ Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($___ per Unit), payable to the Sponsor in five equal monthly installments beginning on _____, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1998. If Units are redeemed prior to _____, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of __% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

Page 50

                                        Statements of Net Assets (con't.)
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                                     Media &
                                                                  Internet           Entertainment       Medical
                                                                  Growth Trust       Growth Trust        Growth
                                                                  Series 4           Series 2            Trust Series
                                                                  ____________       ____________        ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                $                  $                   $
Organizational and offering costs (3)
                                                                  ________           ________            ________

Less accrued organizational and offering costs (3)                     ( )               ( )                 ( )
Less liability for deferred sales charge (4)                           ( )               ( )                 ( )
                                                                  ________           ________            ________
Net assets                                                        $                  $                   $
                                                                  ========           ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                             $                  $                   $
Less sales charge (5)                                                  ( )               ( )                ( )
                                                                  ________           ________            ________
Net assets                                                        $                  $                   $
                                                                  ========           ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $__________ issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 250, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trust (approximately five years). The estimated organizational and offering costs are based on ________ Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($___ per Unit), payable to the Sponsor in five equal monthly installments beginning on _____, 1998, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1998. If Units are redeemed prior to _____, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of __% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

Page 51

                                                  Schedule of Investments
                                    COMMUNICATIONS GROWTH TRUST, SERIES 2
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                              Approximate
                                                                              Percentage           Market        Cost of
                                                                              of Aggregate         Value         Equity
Number       Ticker Symbol and                                                Offering             per           Securities
of Shares    Name of Issuer of Equity Securities (1)                          Price (3)            Share         to Trust (2)
_________    _______________________________________                          ____________         ______        __________
             COMPUTER NETWORKING
             COMS       3Com Corporation                                            %              $             $
             ASND       Ascend Communications, Inc.                                 %
             BAY        Bay Networks, Inc.                                          %
             CSCO       Cisco Systems, Inc.                                         %

             COMMUNICATIONS EQUIPMENT
             ADCT       ADC Telecommunications, Inc.                                %
             ADTN       ADTRAN, Inc.                                                %
             ASPT       Aspect Telecommunications Corporation                       %
             LU         Lucent Technologies, Inc.                                   %
             NT         Northern Telecom Ltd.                                       %
             PAIR       Pairgain Technologies, Inc.                                 %
             TLAB       Tellabs, Inc.                                               %
             COMMUNICATIONS SERVICES
             AT         ALLTEL Corporation                                          %
             AIT        Ameritech Corporation                                       %
             BLS        BellSouth Corporation                                       %
             CWP        Cable & Wireless plc                                        %
             CTL        Century Telephone Enterprises, Inc.                         %
             CTC        Compania de Telefonos de Chile SA                           %
             LOR        Loral Space & Communications Ltd.                           %
             SBC        SBC Communications, Inc.                                    %
             TEF        Telefonica de Espana SA                                     %
             TALK       Tel-Save Holdings, Inc.                                     %
             WCOM       WorldCom, Inc.                                              %

             WIRELESS COMMUNICATIONS
             ERICY      L.M. Ericsson AB                                            %
             NOK/A      Nokia Oyj AB                                                %
             VOD        Vodafone Group plc                                          %
                                                                              ______                             _________
                              Total Investments                                  100%                            $
                                                                              ======                             =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $________ and $____, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 52
                                                  Schedule of Investments
                                           FUNDAMENTAL VALUE TRUST SERIES
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                                Approximate
                                                                                Percentage        Market        Cost of
Number                                                                          of Aggregate      Value         Equity
of          Ticker Symbol and                                                   Offering          per           Securities
Shares      Name of Issuer of Equity Securities (1)                             Price (3)         Share         to Trust (2)
______      _______________________________________                             ____________      ______        ___________
                                                                                     %            $             $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %

                                                                                ______                          _________
                             Total Investments                                    100%                          $
                                                                                ======                          =========
_________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $____ and $___, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately     % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 53
                                                  Schedule of Investments
                                          INSURANCE GROWTH TRUST SERIES 1
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                              Approximate
                                                                              Percentage           Market        Cost of
                                                                              of Aggregate         Value         Equity
Number        Ticker Symbol and                                               Offering             per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price (3)            Share         to Trust (2)
_________     _______________________________________                         ____________         ______        ___________
              FINANCIAL GUARANTEE
              KRE        Capital Re Corporation                                    %               $             $
              CMT        CMAC Investment Corporation                               %
              EFS        Enhance Financial Services Group, Inc.                    %
              MBI        MBIA, Inc.                                                %
              MTG        MGIC Investment Corporation                               %

              LIFE/HEALTH
              AFL        AFLAC, Inc.                                               %
              NFS        Nationwide Financial Services, Inc. (Class A)             %
              RLR        Reliastar Financial Corporation                           %
              SAI        SunAmerica, Inc.                                          %

              MULTI-LINE
              AEG        AEGON N.V. (ADR)                                          %
              AXA        AXA-UAP (ADR)                                             %
              ALL        Allstate Corporation                                      %
              AIG        American International Group, Inc.                        %
              CI         CIGNA Corporation                                         %
              HIG        The Hartford Financial Services Group                     %
              HMN        Horace Mann Educators Corporation                         %
              ORI        Old Republic International Corporation                    %
              TRV        Travelers Group, Inc.                                     %
              ZURRY      Zurich American Insurance Group (ADR)                     %

              PROPERTY/CASUALTY
              GRP        Allied Group, Inc.                                        %
              CB         The Chubb Corporation                                     %
              RE         Everest Reinsurance Holdings, Inc.                        %
              FMT        Fremont General Corporation                               %
              OC         Orion Capital Corporation                                 %
              PGR        Progressive Corporation                                   %
                                                                              ______                             _________
                               Total Investments                                100%                             $
                                                                              ======                             =========
_____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $__________ and $___, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 54

                                                  Schedule of Investments
                                          INTERNET GROWTH TRUST, SERIES 4
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                              Approximate
                                                                              Percentage          Market        Cost of
                                                                              of Aggregate        Value         Equity
Number        Ticker Symbol and                                               Offering            per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price (3)           Share         to Trust (2)
_________     _______________________________________                         ____________        ______        ____________
              ACCESS/INFORMATION PROVIDERS
              AOL        American Online, Inc.                                       %            $             $
              FDC        First Data Corporation                                      %
              MSPG       MindSpring Enterprises, Inc.                                %
              TALK       Tel-Save Holdings, Inc.                                     %
              WCOM       WorldCom, Inc.                                              %

              COMPUTER NETWORKING
              ASND       Ascend Communications, Inc.                                 %
              BAY        Bay Networks, Inc.                                          %
              COMS       3COM Corporation                                            %
              CSCO       Cisco Systems, Inc.                                         %

              COMPUTERS
              CPQ        Compaq Computer Corporation                                 %
              DELL       Dell Computer Corporation                                   %
              GTW        Gateway 2000, Inc.                                          %
              HWP        Hewlett-Packard Company                                     %
              SGI        Silicon Graphics, Inc.                                      %
              SUNW       Sun Microsystems, Inc.                                      %

              SEMICONDUCTORS
              INTC       Intel Corporation                                           %
              SMOD       Smart Modular Technologies, Inc.                            %

              SOFTWARE
              BMCS       BMC Software, Inc.                                          %
              CA         Computer Associates International, Inc.                     %
              CHKPF      Check Point Software Technologies, Ltd.                     %
              MSFT       Microsoft Corporation                                       %
              NETA       Network Associates, Inc.                                    %
              ORCL       Oracle Corporation                                          %
              PSFT       PeopleSoft, Inc.                                            %
              WIND       Wind River Systems, Inc.                                    %
                                                                                ______                          _________
                               Total Investments                                  100%                          $
                                                                                ======                          =========

___________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $________ and $___, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 55
                                                  Schedule of Investments
                             MEDIA & ENTERTAINMENT GROWTH TRUST, SERIES 2
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                                  Approximate
                                                                                  Percentage        Market        Cost of
                                                                                  of Aggregate      Value         Equity
Number        Ticker Symbol and                                                   Offering          per            Securities
of Shares     Name of Issuer of Equity Securities (1)                             Price (3)         Share          to Trust (2)
_________     _____________________________________                               ____________      ______        ___________
              ADVERTISING
              IPG        The Interpublic Group of Companies, Inc.                      %            $             $
              OMC        Omnicom Group, Inc.                                           %

              BROADCASTING
              AK         The Ackerley Group, Inc.                                      %
              CBS        CBS Corporation                                               %
              AMFM       Chancellor Media Corporation                                  %
              CCU        Clear Channel Communications, Inc.                            %
              EMMS       Emmis Broadcasting Corporation (Class A)                      %
              JCOR       Jacor Communications, Inc.                                    %
              HATV       Hearst-Argyle Television, Inc.                                %
              SPOT       PanAmSat Corporation                                          %
              WONE       Westwood One, Inc.                                            %

              CABLE TELEVISION
              CMCSK      Comcast Corporation (Class A)                                 %
              LBTYA      Liberty Media Corporation                                     %
              TCOMA      Tele-Communications  - TCI Group (Class A)                    %
              USAI       USA Networks, Inc.                                            %
              UMG        US West Media Group                                           %

              ENTERTAINMENT
              DIS        The Walt Disney Company                                       %
              IMAXF      Imax Corporation                                              %
              KWP        King World Productions, Inc.                                  %
              NWS        New Corporation Limited (ADR)                                 %
              SNE        Sony Corporation (ADR)                                        %
              TWX        Time Warner, Inc.                                             %
              VIA/B      Viacom, Inc. (Class B)                                        %

              MEDIA
              GCI        Gannett Company, Inc.                                         %
              KRI        Knight Ridder                                                 %

                                                                                  ______                          _________
                               Total Investments                                    100%                          $
                                                                                  ======                          =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $_______ and $___, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 56
                                                  Schedule of Investments
                                              MEDICAL GROWTH TRUST SERIES
                                                                   FT 250
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1998

                                                                                Approximate
                                                                                Percentage        Market        Cost of
Number                                                                          of Aggregate      Value         Equity
of          Ticker Symbol and                                                   Offering          per           Securities
Shares      Name of Issuer of Equity Securities (1)                             Price (3)         Share         to Trust (2)
______      _______________________________________                             ____________      ______        ___________
            MEDICAL DEVICES
            BMP        Ballard Medical Products                                      %            $             $
            BMET       Biomet, Inc.                                                  %
            BSX        Boston Scientific Corporation                                 %
            DPU        DePuy, Inc.                                                   %
            MDT        Medtronic, Inc.                                               %
            SYK        Stryker Corporation                                           %

            MEDICAL PRODUCTS
            AVEI       Arterial Vascular Engineering, Inc.                           %
            BDX        Becton, Dickinson & Company                                   %
            XRAY       DENTSPLY International, Inc.                                  %
            JNJ        Johnson & Johnson                                             %
            LTEK       Life Technologies, Inc.                                       %
            RESP       Respironics, Inc.                                             %
            STRL       STERIS Corporation                                            %
            SYB        Sybron International Corporation                              %

            PHARMACEUTICALS/BIOTECH
            ABT        Abbott Laboratories                                           %
            AMGN       Amgen, Inc.                                                   %
            BCHE       BioChem Pharma, Inc.                                          %
            BMY        Bristol-Myers Squibb Company                                  %
            DURA       Dura Pharmaceticals, Inc.                                     %
            GENZ       Genzyme Corporation                                           %
            ICN        ICN Pharmaceuticals, Inc.                                     %
            IDPH       IDEC Pharmarceuticals Corporation                             %
            JMED       Jones Medical Industries, Inc.                                %
            MDRX       Medicis Pharmaceutical Corporation                            %
            PRXL       PAREXEL International Corporation                             %

                                                                                ______                          _________
                             Total Investments                                    100%                          $
                                                                                ======                          =========

___________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $____ and $___, respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately     % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 57

                 This page is intentionally left blank.

Page 58
                 This page is intentionally left blank.

Page 59


CONTENTS:

Summary of Essential Information:
    Communications Growth Trust, Series 2                 4
    Fundamental Value Trust Series                        4
    Insurance Growth Trust Series 1                       4
    Internet Growth Trust, Series 4                       5
    Media & Entertainment Growth Trust, Series 2          5
    Medical Growth Trust Series                           5
FT 250:
    What is the FT Series?                               10
    What are the Expenses and Charges?                   14
    What is the Federal Tax Status of Unit Holders?      15
    Are Investments in the Trusts Eligible for
        Retirement Plans?                                19
Portfolio:
    What are the Equity Securities?                      19
        Risk Factors                                     20
    What are the Equity Securities Selected for:
         Communications Growth Trust, Series 2?          26
         Fundamental Value Trust Series?                 28
         Insurance Growth Trust Series1?                 28
         Internet Growth Trust, Series 4?                30
         Media & Entertainment Growth Trust, Series 2?   32
         Medical Growth Trust Series?                    34
    What are Some Additional Considerations for
       Investors?                                        36
Public Offering:
    How is the Public Offering Price Determined?         37
    How are Units Distributed?                           39
    What are the Sponsor's Profits?                      41
    Will There be a Secondary Market?                    41
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 42
    How are Income and Capital Distributed?              42
    What Reports will Unit Holders Receive?              43
    How May Units be Redeemed?                           43
    How May Units be Purchased by the Sponsor?           45
    How May Equity Securities be Removed from a Trust?   45
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  46
    Who is the Trustee?                                  46
    Limitations on Liabilities of Sponsor and Trustee    47
    Who is the Evaluator?                                47
Other Information:
    How May the Indenture be Amended or Terminated?      47
    Legal Opinions                                       48
    Experts                                              48
Report of Independent Auditors                           49
Statements of Net Assets:
    Communications Growth Trust, Series 2                50
    Fundamental Value Trust Series                       50
    Insurance Growth Trust Series 1                      50
    Internet Growth Trust, Series 4                      51
    Media & Entertainment Growth Trust, Series 2         51
    Medical Growth Trust Series                          51
Schedules of Investments:
    Communications Growth Trust, Series 2                52
    Fundamental Value Trust Series                       53
    Insurance Growth Trust Series 1                      54
    Internet Growth Trust, Series 4                      55
    Media & Entertainment Growth Trust, Series 2         56
    Medical Growth Trust Series                          57

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                  Communications Growth Trust, Series 2
                     Fundamental Value Trust Series
                    Insurance Growth Trust, Series 1
                     Internet Growth Trust, Series 4
              Media & Entertainment Growth Trust, Series 2
                       Medical Growth Trust Series

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                               _____, 1998

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 60




                           MEMORANDUM

                           Re:  FT 250

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 246, which is the current fund, and FT 250, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 246 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 250 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 25, 1998.
                           FT 250
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        March 25, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of Nike
                       Securities Corporation,
                       the General Partner
                       of Nike Securities L.P.


___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.




                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 250 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

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